EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 13, 2026, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 13, 2026, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2026, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Operational and Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	First Quarter 2026	First Quarter 2025	Change	First Quarter 2026	Fourth Quarter 2025	Change
Operating
Tonnes Milled	185,497	167,853	11%	185,497	189,338	-2%
Silver Ounces Produced	263,057	265,681	-1%	263,057	345,298	-24%
Gold Ounces Produced	1,851	2,225	-17%	1,851	1,687	10%
Copper Pounds Produced	1,343,654	1,604,343	-16%	1,343,654	1,295,244	4%
Silver Equivalent Ounces1 Produced	568,112	631,249	-10%	568,112	671,583	-15%
Concentrate Sales and Costs
Silver Equivalent Payable Ounces Sold[2]	483,724	567,811	-15%	483,724	555,567	-13%
Average Realized Silver Price per Ounce Sold	$86.42	$31.67	173%	$86.42	$59.52	45%
Cash Cost per Silver Equivalent Payable Ounce[2,3]	$24.46	$12.62	94%	$24.46	$21.10	16%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[2,3]	$34.72	$20.08	73%	$34.72	$31.59	10%
Cash Cost per Tonne Processed[3]	$64.04	$51.93	23%	$64.04	$59.99	7%
All-in Sustaining Cost per Tonne Processed[3]	$90.80	$77.18	18%	$90.80	$90.78	0%
Financial Operating Performance (in 000’s)
Revenues	$39,433	$18,836	109%	$39,433	$30,544	29%
Mine operating income	$23,418	$10,562	122%	$23,418	$17,844	31%
Net income	$15,913	$5,617	183%	$15,913	$10,460	52%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$25,531	$9,694	163%	$25,531	$14,409	77%
Adjusted earnings[3]	$24,336	$9,751	150%	$24,336	$16,297	49%
Cash provided by operating activities	$13,631	$758	1698%	$13,631	$9,986	36%
Operating cash flow before working capital adjustments[3]	$18,688	$7,361	154%	18,688	$18,953	-1%
Mine operating cash flow before taxes[3]	$26,713	$11,397	134%	$26,713	$18,989	41%
Per Share Amounts
Earnings per share - diluted	$0.09	$0.04	125%	$0.09	$0.06	50%
Adjusted earnings per share[3]	$0.14	$0.07	100%	$0.14	$0.10	40%
Liquidity & Working Capital (in 000’s)
	March 31, 2026	March 31, 2025	Change	March 31, 2026	December 31, 2025	Change
Cash	$138,646	$26,627	421%	$138,646	$101,724	36%
Working capital[3]	$139,724	$31,339	346%	$139,724	$99,562	40%

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

1st  Quarter 2026 Financial Highlights

•	Record revenues of $39.4 million, an increase of 109% from Q1 2025, and 29% from Q4 2025, our previous quarterly record.

•	Mine operating income of $23.4 million, an increase of 122% from Q1 2025 and 31% from Q4 2025.

•	Net income of $15.9 million, or $0.09 per share on a diluted basis.

•	Adjusted earnings of $24.3 million, or $0.14 per diluted share, an increase of 150% and 100%, respectively, from Q1 2025.

•	Cash flow provided by operating activities of $13.6 million, a significant increase compared to $0.8 million in Q1 2025. Prior to working capital adjustments, cash flow provided from operating activities was $18.7 million, an increase of 154% compared to Q1 2025.

•	Mine operating cash flow before taxes of $26.7 million, an increase of 134% from Q1 2025 and 41% from Q4 2025.

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $25.5 million, an increase of 163% from Q1 2025 and 77% from Q4 2025.

•	Cash costs per AgEq payable ounce sold of $24.46, an increase of 94% from Q1 2025 and 16% from Q4 2025, primarily due to lower silver equivalent ounces sold. Using budget prices as per the Company’s 2026 guidance, cash costs per AgEq payable ounce sold was $19.82, within the Company’s consolidated cost guidance of $19.00 - $21.00 per AgEq oz (see February 19, 2026 news release here).

•	All in sustaining costs per AgEq payable ounce sold of $34.72, an increase of 73% from Q1 2025 and 10% from Q4 2025, again primarily due to lower silver equivalent ounces sold. Using budget prices as per the Company’s 2026 guidance, all in sustaining costs per AgEq payable ounce sold was $28.14, slightly above the upper range of the Company’s consolidated cost guidance of $25.00 - $27.00 per AgEq oz (see February 19, 2026 news release here).

•	Avino had $138.6 million in cash at March 31, 2026, and remains debt-free, excluding operating equipment leases and the deferred royalty repurchase payment. Our working capital position of $139.7 million and strong balance sheet will provide the foundation to support our transformational growth plan to become a Mexico-focused mid-tier primary silver producer.

2026 Highlights

•	Normal Course Issuer Bid Approval: On April 6, 2026, Avino announced that the TSX has accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”) to repurchase for cancellation, up to an aggregate of 8,428,566 common shares, or approximately 5% of the Company issued and outstanding shares.

•	Inaugural Mineral Reserve Estimate at Avino & La Preciosa: On April 16, 2026, Avino announced the completion of a new Mineral Reserve Estimate and updated Mineral Resource Estimate (“MRE”) which includes La Preciosa, the Avino Mine (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina) with an effective date of October 31, 2025.

•	Steady Progress at La Preciosa: Ongoing extraction, haulage, and processing of mineralized development material from La Preciosa was slightly below plan early in the quarter, primarily due to mill availability and the intentional processing of lower-grade development ore. This approach allowed the Company to capitalize on strong silver prices while leveraging previously stockpiled higher-grade material.

•	Enhanced Mill Throughput: In Q1 2026, Avino achieved an 11% increase in mill throughput year-over-year. This performance reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams, which have improved mill availability and supported higher, more consistent throughput levels.

•	Silver and Gold Production: Avino produced 568,112 silver equivalent[1] ounces in Q1 2026, representing a slight decrease compared to Q1 2025. The decrease reflects planned mining sequencing into lower-grade areas, planned for the first quarter. Development production from La Preciosa contributed 49,830 silver ounces, slightly higher than Q4 2025.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Operational Updates

Development – La Preciosa

During Q1 2026, development mining was ongoing on the north faces of both La Gloria and Abundancia veins with development ore being trucked to the mill for processing. Subsequent to Q1, development mining and haulages rates increased to allow for Mill Circuit 2 to switch from Avino ore to La Preciosa development ore, ahead of planned increases to La Preciosa processing throughput. Mine engineering was focused on the publication of reserves and resources mentioned above. Engineering efforts have now pivoted to mine planning scenario analysis to optimize the two deposits in parallel and determine maximum and optimum mining, processing and haulage rates. Work will be ongoing throughout the rest of the year.

Inaugural Mineral Reserve and Updated Mineral Resource Estimates

The Company released the details of most recent mineral reserve estimate and updated mineral resource estimate on April 16th, 2026. The highlights included inaugural proven and probable mineral reserves at two of the Company’s three assets, totaling 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This results to 127 million silver equivalent ounces at a grade of 145 g/t. The full news release can be viewed here. The mineral resources and reserves estimate are being included in an updated technical report (the “Updated Technical Report” prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), which will be available on SEDAR+ at www.sedarplus.ca under the Company’s profile and filed on Form 6-K with the SEC within 45 days.

Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves, and all Mineral Resources reflect mining depletion through to October 31, 2025.

Table 1. Proven and Probable Mineral Reserves.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Notes for UG Reserves

1.	Totals may not sum due to rounding.
2.

Underground Mineral Reserves as of October 31, 2025 are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

3.

Metal prices considered for the underground Mineral Reserves estimates were US$36.90/t.oz Ag, US$3,210/t.oz Au, and US$4.4/lb Cu. Other key assumptions and parameters include metal recoveries (89% Cu, 74–70% Au, and 87–80% Ag), payable factors applied on a deposit-specific basis (83–96% Ag, 95% Au, and 96.75% Cu), treatment and other smelter charges (US$134.25–68 per dry metric tonne), freight to smelter (US$45 per wet metric tonne), refining charges for silver, gold, and copper (US$0.30/oz Ag, US$6.00/oz Au, and US$0.07/lb Cu), and applicable concentrate penalties. Mining, processing, and G&A operating costs for the Gloria, Abundancia, and Martha veins were estimated at US$75.31/t, US$55.21/t, and US$60.89/t for mining; US$18.45/t for processing; and US$16.80/t for G&A, respectively, resulting in NSR breakeven cut off values of US$110.56/t for Gloria, US$90.46/t for Abundancia, and US$96.14/t for Martha.

4.

AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date

Notes for Oxide Tailings Reserves

1.	No material change has occurred since the 2024 PFS; reviewed by the QP and remains valid under current assumptions.
2.	The effective date of the Oxide Tailings Reserves Estimate is January 16, 2024.
3.	Reserves estimated assuming open pit mining methods
4.	Reserves are reported on a dry in-situ basis
5.	Reserves are based on a gold price of US $1850/tr oz., and silver price of US $22/tr oz, mining cost of US$1.00/t mined, milling costs of US$18.00/t feed, and USG&A cost of US$3.00/t feed.
6.	Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.
7.	Ore-waste cut-off was based on US$21.00/t of NSR.
8.

AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date.

Table 2. Mineral Resources Inclusive of the Mineral Reserves.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Notes for Resources

1.	Totals may not sum due to rounding.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects (“NI-43-101”).

4.	The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves
5.	Based on recent mining costs, Mineral Resources are reported for Avino at cut-off grades of 55 g/t, 130 g/t, 100 g/t for Avino ET, Guadalupe, and La Potosina, respectively.
6.

Based on recent mining costs, Mineral Resources are reported at La Preciosa Ag recovery 80%, Au Recovery 70%, Ag price $36.90/t. oz., Au price $3,210/t. oz. Cut-off grades in silver equivalent grades (AgEQ), Avino Mine – 55 g/t, La Preciosa Underground – 120 g/t, Oxide Tailings -50 g/t.

Qualified Person(s)

The Qualified Persons as defined by NI 43-101, who are responsible for the technical content and have verified the underlying data of the information above are Michael O’Brien P.Geo., Senior Principal Consultant, Red Pennant Communications Corp., and Peter Latta, P.Eng, Avino’s VP, Technical Services. The mineral resource estimate and mineral reserve estimate above were prepared under the supervision of, or were reviewed by both Mr. Latta and Mr. O’Brien, both of whom are qualified persons within the context of NI 43-101.

Exploration & Confirmatory Drilling

At Avino, two drills were turning during the quarter. The first drill was focused on infill drilling in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion.  At La Preciosa, two drills were also turning during the first quarter. The first drill rig focused on infill drilling on La Gloria and Abundancia. This will transition to extension drilling in subsequent quarters. The second drill rig was more focused on true exploration drilling and evaluating the relationship between Martha and the Eastern gap zones, with minimal drilling done in this area previously. An update from drilling at both properties and the four active drill rigs will be released in due course when results are received and compiled.

La Preciosa Drilling Highlights – Q1 2026

In January 2026, Avino announced the results of its most recent drill holes from La Preciosa, which were drilled to twin previous drilling. Assay results for the intercepts of the La Gloria and Abundancia veins were very positive and are shown in Table 1 below.

Selected Intercept Highlights:

•	Hole PMLP 25-12: 585 g/t Ag and 0.65 g/t Au over 4.90 metres true width

o	including 2,218 g/t Ag and 1.92 g/t Au over 0.51 metres true width

•	Hole PMLP 25-14 at La Gloria: 694 g/t Ag and 0.63 g/t Au over 4.52 metres true width

o	including 2,275 g/t Ag and 1.28 g/t Au over 0.61 metres true width

The variation of grades and thicknesses within relatively short distances (under 10 metres) compared with previously drilled intercepts were expected due to the “pinch and swell” geometry of the La Preciosa veins and the high nugget effects. The drill results exceeded grade expectations and verified the geometry of the current vein-based resource model. Higher grades intersected in the northern portion of the La Gloria Vein are expected to continue further to the North and warrant additional step-out drilling to potentially expand the mineral resource defined on the shallow La Gloria Vein.

Assays were received on fourteen (14) holes totalling approximately 3,500 metres drilled at La Preciosa during 2025, intersecting the La Gloria vein in all 14 holes, the Abundancia vein in 13 holes, and additional unnamed and splay veins in multiple holes. Assays were processed under Avino’s standard QA/QC program, with no indications of bias or contamination detected. Unlike the Avino Mine, the La Preciosa deposit contains no notable copper mineralization, so no copper values are reported.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Sampling and Assay Methods

Following detailed geological and geotechnical logging, selected drill core areas were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half was retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold g/t are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Silver is fire assayed with a gravimetric finish for samples assaying over 100 g/t. Avino uses a series of standard reference materials, blank reference materials, and duplicates as part of their QA/QC program during assaying.

Table 1 – Summary Drill Results – January 26, 2026 News Release

Structure	Hole Number	From (m)	To (m)	Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	AgEq¹ (g/t)
La Gloria	PMLP-25-09	130.96	136.40	5.44	4.30	0.37	489	519
	Including	133.96	135.18	1.22	0.96	0.48	799	837
Abundancia	PMLP-25-09	242.90	246.95	4.05	3.94	0.18	106	120
	Including	244.95	246.05	1.10	0.87	0.17	169	182
La Gloria	PMLP-25-10	122.60	126.35	3.75	2.41	0.60	563	611
	Including	125.65	126.35	0.70	0.45	0.93	778	853
Abundancia Splay 1	PMLP-25-10	181.05	181.60	0.55	0.54	0.05	7	11
Abundancia	PMLP-25-10	208.65	211.15	2.50	2.47	0.40	68	100
La Gloria	PMLP-25-11	149.30	152.25	2.95	1.88	0.65	442	494
	Including	151.30	152.25	0.95	0.61	0.96	590	666
Abundancia Splay 1	PMLP-25-11	189.10	189.50	0.40	0.39	0.07	6	12
Abundancia	PMLP-25-11	225.40	226.60	1.20	1.19	0.60	233	281
La Gloria	PMLP-25-12	139.25	148.40	9.15	4.90	0.65	585	637
	Including	144.00	144.95	0.95	0.51	1.92	2218	2372
	Including	146.83	147.60	0.77	0.41	1.91	1107	1260
Abundancia	PMLP-25-12	206.70	208.30	1.60	1.58	0.74	260	320
La Gloria	PMLP-25-13	153.60	157.70	4.10	2.91	0.49	406	444
	Including	156.60	157.70	1.10	0.78	0.54	598	642
Abundancia Splay 1	PMLP-25-13	194.80	195.45	0.65	0.64	0.39	34	65
Unnamed	PMLP-25-13	241.50	242.00	0.50	0.50	0.07	54	59
La Gloria	PMLP-25-14	134.40	141.05	6.65	4.52	0.63	694	745
	Including	138.20	139.10	0.90	0.61	1.28	2275	2377
Abundancia Splay 1	PMLP-25-14	182.85	183.75	0.90	0.89	0.13	72	83
Abundancia	PMLP-25-14	200.85	201.45	0.60	0.58	0.62	340	390

1.	AgEq in drill results above assumes $4,000/oz Au and $50.00/oz Ag, and 100% metallurgical recovery.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Financial Results – Three months ended March 31, 2026, compared to three months ended March 31, 2025

In 000’s
	Q1 2026	Q1 2025
Revenue from mining operations	$39,433	$18,836
Cost of sales	16,015	8,274
Mine operating income	23,418	10,562

Operating expenses:
General and administrative expenses	2,975	2,123
Share-based payments	875	362
	19,568	8,077
Other items:
Interest and other income	926	163
Gain on long-term investments	556	444
Unrealized loss on derivative	(1,124)	(405)
Foreign exchange gain (loss)	3,194	(99)
Finance cost	(165)	(5)
Accretion of reclamation provision	(65)	(48)
Interest expense	(122)	(81)
Income before income taxes	22,768	8,856
Income taxes:
Current income tax expense	(6,895)	(2,032)
Deferred income tax recovery (expense)	40	(1,207)
Income tax expense	(6,855)	(3,239)
Net income	$15,913	$5,617
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(2,442)	95
Total comprehensive income	$13,471	$5,712
Income per share
Basic	$0.10	$0.04
Diluted	$0.09	$0.04
Weighted average number of common shares outstanding
Basic	166,536,039	140,863,356
Diluted	173,627,257	147,827,215

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Revenues

During the three months ended March 31, 2026, the Company recognized revenues of $39.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate and La Preciosa silver/gold concentrate, compared to $18.8 million revenues for 2025, an increase of $20.6 million. The increase is a result of higher average realized metal prices for silver, gold and copper for the period.

Metal prices for revenues recognized during the period were $86.42 per ounce of silver, $4,882 per ounce of gold, and $12,650 per tonne of copper, with comparable prices for Q1 2025 were $31.67 per ounce of silver, $2,866 per ounce of gold, and $9,194 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 483,724 ounces, compared to 555,567 ounces in Q1 2025. Payable silver equivalent ounces sold were lower in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces.

Cost of Sales & Mine Operating Income

During the three months ended March 31, 2026, cost of sales was $16 million, compared to $8.3 million in Q1 2025, an increase of $7.7 million. The increase is mainly attributable to higher depreciation as well as a stronger average Mexican Peso compared to the US Dollar during the current quarter, with an average of $17.56 Mexican Pesos to 1 US Dollar in Q1 2026 compared to an average of $20.43 Mexican Pesos to 1 US Dollar in Q1 2025, a strengthening of approximately 14%.

Mine operating income was $23.4 million, compared to $10.6 million in Q1 2025. The increase in mine operating income is a result of the items noted above as well as mark to market movements resulting from changes in metal prices and metal contents from provisional to final invoicing. Provisional adjustments had a negative impact of $2.6 million in Q1 2026 compared to a positive impact of $3.1 million in Q1 2025.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $3.0 million, compared to $2.1 million in Q1 2025. The increase is a result of higher salaries and benefits primarily as a result of increase in operations and increased employee benefits and profit-sharing accruals from improved financial performance.

Share-based payments were $0.9 million, compared to $0.4 million in Q1 2025, an increase of $0.5 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price at the time of the grants.

Other Items

Gain on long-term investments was $0.6 million compared to $0.4 million in Q1 2025. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as minor movements in the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized loss on derivative liability was $1.1 million compared to a gain of 0.4 million in Q1 2025. This is a direct result of US Dollar/Mexican Peso foreign exchange forward contracts entered into during the year to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange gain for the period was $3.2 million compared to a loss of $0.1 million in Q1 2025. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended March 31, 2026, the US dollar appreciated in relation to the Mexican Peso and the Canadian dollar, resulting in foreign exchange gains overall.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Current and Deferred Income Taxes

Current income tax expense was $6.9 million in Q1 2026, an increase of $4.9 million compared to an income tax expense of $2.0 million for Q1 2025. The movement relates primarily to additional taxable income in Avino due to increased profits, which resulted in increased income tax expense.

Deferred income tax expense was relatively flat for Q1 2026 compared to an expense of $1.2 million in Q1 2025. Deferred income taxes fluctuate due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $15.9 million for the period, or $0.10 per basic and $0.09 diluted share, compared to net income of $5.6 million, or $0.04 per basic and diluted share for Q1 2025. The increase is a result of the items noted above, including increases in revenues, mine operating income, gain on long-term investments, gain on foreign exchange and interest income. The positive movements were partially offset by increases to current income tax expense.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA was $25.5 million for the period, an increase of $15.8 million when compared to $9.7 million for Q1 2025. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $24.3 million, an increase of $14.5 million when compared to adjusted earnings of $9.8 million in the corresponding quarter in 2025. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce sold was $24.46, compared to $12.62 for Q1 2025. The increase is attributable to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, cash costs per AgEq payable ounce sold was $19.82

All-in sustaining costs per silver equivalent payable ounce sold was $34.72, compared to $20.08 for Q1 2025. As noted above, the increase is primarily due to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. This was further impacted by increased sustaining capital expenditures and increased general & administrative expenses in the current period compared to Q1 2025. Using the silver:gold and silver:copper ratios from the Company’s 2026 guidance, all-in sustaining costs per AgEq payable ounce sold was $28.14

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining costs

Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Production Highlights

Q1 2026	Q1 2025	Change %		Q1 2026	Q4 2025	Change %
185,497	167,853	11%	Total Mill Feed (dry tonnes)	185,497	189,338	-2%
56	58	-3%	Feed Grade Silver (g/t)	56	70	-20%
0.42	0.55	-24%	Feed Grade Gold (g/t)	0.42	0.40	5%
0.42	0.50	-16%	Feed Grade Copper (%)	0.42	0.40	5%
81%	85%	-5%	Recovery Silver (%)	81%	82%	-1%
73%	75%	-3%	Recovery Gold (%)	73%	70%	4%
84%	87%	-3%	Recovery Copper (%)	84%	83%	1%
263,057	265,681	-1%	Total Silver Produced (oz)	263,057	345,298	-24%
1,851	2,225	-17%	Total Gold Produced (oz)	1,851	1,687	10%
1,343,654	1,603,343	-16%	Total Copper Produced (lbs)	1,343,654	1,295,244	4%
568,112	631,249	-10%	Total Silver Equivalent Produced (oz)[1]	568,112	671,583	-15%

Production Results by Operation – Q1 2026	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	171,399	14,098	185,497
Feed Grade Silver (g/t)	47	172	56
Feed Grade Gold (g/t)	0.44	0.29	0.42
Feed Grade Copper (%)	0.42	-	0.42
Recovery Silver (%)	82%	64%	81%
Recovery Gold (%)	74%	64%	73%
Recovery Copper (%)	84%	-%	84%
Total Silver Produced (oz)	213,227	49,830	263,057
Total Gold Produced (oz)	1,766	85	1,851
Total Copper Produced (lbs)	1,343,654	-	1,343,654
Total Silver Equivalent[1] Produced (oz)	510,915	57,197	568,112

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Non – IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share-based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q1 2026	Q1 2025	Q1 2026	Q4 2025
Net income for the period	$15,913	$5,617	$15,913	$10,460
Depreciation and depletion	3,337	867	3,337	1,009
Interest income and other	(926)	(163)	(926)	(739)
Interest expense	122	81	122	98
Finance cost	165	5	165	168
Accretion of reclamation provision	65	48	65	48
Current income tax expense	6,895	2,032	6,895	3,164
Deferred income tax expense	(40)	1,207	(40)	201
EBITDA	$25,531	$9,694	$25,531	$14,409
Unrealized (gain) loss on derivatives	1,124	(405)	1,124	211
Share-based payments	875	362	875	879
Write down of equipment and supplies and materials inventory	-	1	-	180
Loss on sale of mineral properties	-	-	-	304
Foreign exchange (gain) loss	(3,194)	99	(3,194)	314
Adjusted earnings	$24,336	$9,751	$24,336	$16,297
Shares outstanding (diluted)	173,627,257	147,827,215	173,627,257	164,389,466
Adjusted earnings per share	$0.14	$0.07	$0.14	$0.10

Cash Cost and All-in Sustaining Cost per Silver Equivalent Payable Ounce Sold and per Tonne Processed

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cost per silver equivalent payable ounce sold and per tonne processed. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period. Tonnes processed consists of tonnes of ore that were processed at the Company’s milling facilities.

Cash cost per payable ounce and all-in sustaining cost per payable ounce and per tonne processed are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

The Company’s calculation of all-in sustaining costs includes sustaining capital expenditures of $309 for the three months ended March 31, 2026 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS Accounting Standards measures. Calculated figures may not add up accurately due to rounding.

Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz:

Expressed in 000’s of US$, unless otherwise noted	Consolidated
	Q1 2026	Q1 2025	Q1 2026	Q4 2025
Cost of sales	$16,015	$8,274	$16,015	$13,328
Exploration expenses	(888)	(274)	(888)	(458)
Write down of equipment and supplies and materials inventory	-	(1)	-	(180)
Depletion and depreciation	(3,295)	(834)	(3,295)	(966)
Cash production cost	11,832	7,165	11,832	11,724
Silver equivalent payable ounces sold	483,724	567,881	483,724	555,567
Cash cost per silver equivalent ounce	$24.46	$12.62	$24.46	$21.10
General and administrative expenses	3,850	2,485	3,850	3,711
Treatment & refining charges	430	608	430	568
Penalties	405	890	405	547
Sustaining capital expenditures	309	379	309	1,467
Exploration expenses	888	274	888	458
Share-based payments and G&A depreciation	(917)	(399)	(917)	(922)
Cash operating cost	$16,797	$11,402	$16,797	$17,553
AISC per silver equivalent ounce	$34.72	$20.08	$34.72	$31.59

*Certainamounts shown may not add exactly to the total due to rounding differences

The following table reconciles cost of sales to cash cost and all-in sustaining cost per payable AgEq oz at each of the Company’s mining operations:

Expressed in 000’s of US$, unless otherwise noted	Q1 2026			Q4 2025
	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$14,391	$1,624	$16,015	$12,365	$963	$13,328
Exploration expenses	(333)	(555)	(888)	(458)	-	(458)
Write down of equipment and supplies and materials inventory	-	-	-	(180)	-	(180)
Depletion and depreciation	(3,183)	(112)	(3,295)	(933)	(33)	(966)
Cash production cost	10,875	957	11,832	10,794	930	11,724
Silver equivalent payable ounces sold	433,758	49,966	483,724	529,913	25,654	555,567
Cash cost per silver equivalent payable ounce sold	$25.07	$19.14	$24.46	$20.37	$36.27	$21.10
General and administrative expenses	3,580	270	3,850	3,450	261	3,711
Treatment & refining charges	428	2	430	543	25	568
Penalties	405	-	405	547	-	547
Sustaining capital expenditures	309	-	309	1,467	-	1,467
Exploration expenses	333	555	888	458	-	458
Share-based payments and G&A depreciation	(827)	(90)	(917)	(866)	(56)	(922)
Cash operating cost	$15,103	$1,694	$16,797	$16,393	$1,160	$17,553
AISC per silver equivalent payable ounce sold	$34.82	$33.91	$34.72	$30.94	$45.20	$31.59

*Certain amounts shown may not add exactly to the total due to rounding differences– prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following table reconciles cost of sales to cash cost and AISC per tonne processed:

Expressed in 000’s of US$, unless otherwise noted	Consolidated
	Q1 2026	Q1 2025	Q1 2026	Q4 2025
Cost of sales	$16,015	$8,274	$16,015	$13,328
Exploration expenses	(888)	(274)	(888)	(458)
Write down of equipment and supplies and materials inventory	-	(1)	-	(180)
Inventory adjustment	47	1,551	47	(365)
Depletion and depreciation	(3,295)	(834)	(3,295)	(966)
Cash production cost	11,879	8,716	11,879	11,359
Tonnes processed	185,497	167,853	185,497	189,338
Cash cost per tonne processed	$64.04	$51.93	$64.04	$59.99
General and administrative expenses	3,850	2,485	3,850	3,711
Treatment & refining charges	430	608	430	568
Penalties	405	890	405	547
Sustaining capital expenditures	309	379	309	1,467
Exploration expenses	888	274	888	458
Share-based payments and G&A depreciation	(917)	(399)	(917)	(922)
Cash operating cost	$16,844	$12,953	$16,844	$17,188
AISC per tonne processed	$90.80	$77.18	$90.80	$90.78

*Certain amounts shown may not add exactly to the total due to rounding differences

The following table reconciles cost of sales to cash cost and AISC per tonne processed at each of the Company’s mining operations:

Expressed in 000’s of US$, unless otherwise noted	Q1 2026			Q4 2025
	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$14,391	$1,624	$16,015	$12,365	$963	$13,328
Exploration expenses	(333)	(555)	(888)	(458)	-	(458)
Write down of equipment and supplies and materials inventory	-	-	-	(180)	-	(180)
Inventory adjustment	(777)	824	47	(365)	-	(365)
Depletion and depreciation	(3,183)	(112)	(3,295)	(933)	(33)	(966)
Cash production cost	10,098	1,781	11,879	10,429	930	11,359
Tonnes processed	171,399	14,098	185,497	177,343	11,995	189,338
Cash cost per silver equivalent payable ounce sold	$58.92	$126.25	$64.04	$58.81	$77.57	$59.99
General and administrative expenses	3,580	270	3,850	3,450	261	3,711
Treatment & refining charges	428	2	430	543	25	568
Penalties	405	-	405	547	-	547
Sustaining capital expenditures	309	-	309	1,467	-	1,467
Exploration expenses	333	555	458	458	-	458
Share-based payments and G&A depreciation	(827)	(90)	(917)	(866)	(56)	(922)
Cash operating cost	$14,326	$2,518	$16,844	$16,393	$1,160	$17,188
AISC per tonne processed	$83.58	$178.60	$90.80	$90.38	$96.68	$90.78

*Certain amounts shown may not add exactly to the total due to rounding differences – prior to Q4 2025, there was minimal processing from La Preciosa and primarily all production came from the Avino property.

Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q1 2026	Q1 2025	Q1 2026	Q4 2025
Mine operating income – per financial statements	$23,418	$10,562	$23,418	$17,844
Depreciation and depletion included in cost of sales	3,295	834	3,295	965
Write down of equipment and supplies and materials inventory	-	1	-	180
Mine operating cash flow before taxes	$26,713	$11,397	$26,713	$18,989

Operating Cash Flow Before Working Capital Adjustments

Operating cash flow before working capital adjustments a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as cash provided by operating activities on the consolidated statement of cash flows, less net changes in non-cash working capital items per the consolidated statement of cash flows. This measure is used by management to assess the performance of the mine operations and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q1 2026	Q1 2025	Q1 2026	Q4 2025
Cash provided by operating activities	$13,631	$758	$13,631	$9,986
Net change in non-cash working capital items	5,057	(6,603)	5,057	8,967
Operating cash flow before working capital adjustments	$18,688	$7,361	$18,688	$18,953

Working Capital

Management uses working capital to assess the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

In 000’s	March 31, 2026	December 31, 2025
Current assets	$168,984	$132,068
Current liabilities	(29,260)	(33,506)
Working capital	$139,724	$99,562

Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Results of Operations - Summary of Quarterly Results

In 000’s	2026	2025	2025	2025	2025	2024	2024	2024
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$39,433	$30,544	$21,042	$21,805	$18,836	$24,382	$14,616	$14,787
Net income (loss)	$15,913	$10,460	$7,702	$2,864	$5,617	$5,092	$1,169	$1,240
Earnings (loss) per share - basic	$0.10	$0.07	$0.05	$0.02	$0.04	$0.04	$0.01	$0.01
Earnings (loss) per share - diluted	$0.09	$0.06	$0.05	$0.02	$0.04	$0.03	$0.01	$0.01
Total Assets	$318,838	$279,032	$221,858	$174,680	$157,693	$148,711	$135,366	$133,702

During Q1 2026, revenue increased significantly compared to previous quarters, mainly due to elevated silver prices even with lower silver equivalent ounces sold in the current quarter.

Net income and earnings per share in Q1 2026 were the highest in the Company’s history. Earnings overall have increased quarter over quarter, other than Q2 2025, mainly due to better metal realized prices, volume sold and lower costs due to cost management as well as positive movements between the USD and Mexican Peso exchange rates.

For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Cash Flow

	March 31, 2026	March 31, 2025
Cash generated by operating activities	$13,631	$758
Cash generated by financing activities	26,033	350
Cash used in investing activities	(2,714)	(1,796)
Change in cash	36,950	(688)
Effect of exchange rate changes on cash	(28)	(2)
Cash, beginning of period	101,724	27,317
Cash, end of period	$138,646	$26,627

Operating Activities

Cash generated by operating activities for the three months ended March 31, 2026, was $13.6 million, an increase of $12.8 million compared to $0.8 million generated for the three months ended March 31, 2025. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In Q1 2026, cash generated from operating activities increased primarily as a result of increases to net income by $10.3 million, as well as positive unrealized foreign exchange movements totaling $2.2 million. These were offset by offset primarily by movements in non-cash items such as an increase to depreciation and depletion of $2.5 million, unrealized derivatives movements totaling $1.5 million in additional loss, as well as smaller movements in other non-cash items.

Financing Activities

Cash generated by financing activities was $26 million for the three months ended March 31, 2026, compared to $0.3 million generated for the three months ended March 31, 2025. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the three months ended March 31, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $27 million (March 31, 2025 – $0.8 million). The Company also made lease and equipment loan payments totaling $1 million (March 31, 2025 - $0.5 million).

Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Investing Activities

Cash used in investing activities for the three months ended March 31, 2026, was $2.7 million compared to $1.8 million for the three months ended March 31, 2025. Investing activities in the period primarily related to additions as to plant, equipment and mining properties at the Avino and La Preciosa mining operations.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In June 2025, the Company announced the renewal of the at-the-market (the “2025 ATM”) sales agreement for gross proceeds of up to $40 million. At December 31, 2025, the Company had received gross proceeds of $40 million in connection with the 2025 ATM, completing the program. Proceeds from the 2025 ATM are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

In November 2025, the Company announced a new at-the-market (the “2025 ATM #2”) sales agreement for gross proceeds of up to $60 million. At March 31, 2026, the Company had received gross proceeds of approximately $59 million in connection with the 2025 ATM #2. The proceeds from the 2025 ATM #2 are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, funds have been used for exploration and evaluation activities, the acquisition of mining equipment and development activities at La Preciosa, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Further, funds were used for the repurchase of existing royalty and production obligations at La Preciosa. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Page 18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended March 31,
	2026	2025
Salaries, benefits, and consulting fees	$412	$576
Share-based payments	740	288
	$1,152	$864

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	March 31, 2026	December 31, 2025
Oniva International Services Corp.	$97	$98
Silver Wolf Exploration Ltd.	(243)	(239)
	$(146)	$(141)

For services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director, for consulting services. For the three months ended March 31, 2026, the Company paid $91 (March 31, 2025 - $185) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended March 31,
	2026	2025
Salaries and benefits	$540	$311
Office and miscellaneous	240	134
	$780	$445

Page 19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2025 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2026, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2026, in the amount of $138,646 and current assets exceeded current liabilities by $139,724 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2026, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$12,018	$12,018	$-	$-
Deferred consideration payable	8,750	8,750	-	-
Equipment loans	825	444	381	-
Finance lease obligations	8,175	3,517	4,658	-
Total	$29,768	$24,729	$5,039	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2026		December 31, 2025
	MXN	CDN	MXN	CDN
Cash	$22,483	$2,814	$29,172	$1,710
Due from related parties	4,104	-	4,026	-
Long-term investments	-	5,918	-	5,690
Reclamation bonds	-	6	-	6
Amounts receivable	9,809	31	11,461	30
Accounts payable and accrued liabilities	(61,583)	(232)	(73,792)	(311)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(3,047)	(402)	(4,320)	(430)
Net exposure	(28,234)	8,000	(33,453)	6,560
US dollar equivalent	$(1,558)	$5,738	$(1,863)	$4,785

Based on the net US dollar denominated asset and liability exposures as at March 31, 2026, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2026, by approximately $366 (December 31, 2025 - $248). The Company has entered into certain foreign currency contracts to mitigate this risk and during the three months ended March 31, 2026, recorded a derivative asset of $190 (December 31, 2025 – derivative liability of $1,314).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2026, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $487 (December 31, 2025 - $743).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2026, a 10% change in market prices would have an impact on net earnings (loss) of approximately $1,177 (December 31, 2025 - $384).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2026:

	Level 1	Level 2	Level 3
Financial assets
Cash	$138,646	$-	$-
Amounts receivable	-	4,870	-
Derivative asset	-	190	-
Long-term investments	3,846	-	400
Total financial assets	$142,492	$5,060	$400

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2026	December 31, 2025
Not later than one year	$767	$459
Later than one year and not later than five years	1,190	1,677
Later than five years	2,989	3,210
	$4,946	$5,346

Office lease payments recognized as an expense during the three months ended March 31, 2026, totaled $11 (March 31, 2025 - $8).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

Stock Options Exercises – Subsequent to March 31, 2026, the Company issued 418,750 common shares through the exercise of 418,750 stock options at an average exercise price of C$2.00 for proceeds of C$837.

RSU Vesting – Subsequent to March 31, 2026, the Company issued 1,210,729 common shares through the vesting of 1,210,729 RSUs.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 13, 2026 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	170,200,810	-	-
Restricted Share Units (“RSUs”)	1,825,805	-	0.01 – 2.84
Stock options	3,244,408	C$0.78 - C$9.41	0.87 – 4.84
Fully diluted	175,271,023

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following are details of outstanding stock options as at March 31, 2026 and May 13, 2026:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2026)	Number of Shares Remaining Subject to Options (May 13, 2026)
March 25, 2027	C$1.20	115,000	65,000
March 29, 2028	C$1.12	450,000	450,000
March 25, 2029	C$0.78	610,000	610,000
April 9, 2030	C$2.11	1,925,250	1,556,500
May 27, 2030	C$4.38	75,000	75,000
March 16, 2031	C$9.41	437,908	437,908
Total:		3,613,158	3,194,408

The following are details of outstanding RSUs as at March 31, 2026 and May 13, 2026:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2026)	Number of Shares Remaining Subject to RSUs (May 13, 2026)
April 1, 2026	100,000	-
April 1, 2027	1,179,014	582,000
April 9, 2028	1,547,715	1,034,000
March 16, 2029	209,805	209,805
Total:	3,036,534	1,825,805

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year: Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. During the three months ended March 31, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement and of Cash Flows and IFRS 7 Financial Instruments: Disclosures, related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce and optional exception for certain electronic payment arrangements. We have assessed these standards and the adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the three months ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s consolidated audited financial statements for the three months ended March 31, 2026, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 13, 2026. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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